Ur-Energy Enters Into New Uranium Sales Agreement

LITTLETON, Colo., Jan. 23, 2012 /PRNewswire/ -- Ur-Energy Inc. (TSX:URE, NYSE Amex:URG) ("Ur-Energy" or the "Company") is pleased to announce that it has entered into a new uranium supply agreement with a North American based utility company. The contract calls for total deliveries of 200,000 pounds of uranium concentrate per year in a multi-year schedule commencing in 2013. The average delivery price under the agreement is consistent with the current Long-Term U3O8 Price Indicator published by Trade Tech.

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The successful completion of this supply agreement moves Ur-Energy closer to fulfilling the marketing strategy that the Company developed under an arrangement entered into with Mr. Jim Cornell of NuCore Energy, in October of last year. The strategy calls for Ur-Energy to sell a pre-determined portion of the expected uranium production capacity from its Lost Creek Project in term agreements with North American nuclear utilities at prices that will ensure the project's financial viability. The contract, together with others that Ur-Energy expects to complete in the near future, constitutes a very important aspect of the Company's growth strategy. Ur-Energy expects to begin production from Lost Creek in the second quarter of 2013 and ramp up production to near one million pounds per year in 2014.

Ur-Energy CEO Wayne Heili said, "We are very pleased that our newest utility customer expressed its confidence in our team and the Lost Creek Project by agreeing to establish a supply relationship with us. This supply arrangement is a critical component of our overall growth strategy as it contributes to the future financial viability of our U.S. based uranium mining operations."

About Ur-Energy

Ur-Energy is a junior uranium company currently completing mine planning and permitting activities to bring its Lost Creek Wyoming uranium deposit into production. Permitting also will allow the construction of a two-million-pounds-per-year in situ uranium processing facility. Engineering for the process facility is complete and mine planning is at an advanced stage for the first two mine units. Ur-Energy engages in the identification, acquisition and exploration of uranium properties in both Canada and the United States. Shares of Ur-Energy trade on the Toronto Stock Exchange under the symbol "URE" and on the NYSE Amex under the symbol "URG". Ur-Energy's corporate office is located in Littleton, Colorado; its registered office is in Ottawa, Ontario. Ur-Energy's website is www.ur-energy.com.

FOR FURTHER INFORMATION, PLEASE CONTACT

Rich Boberg, Director, IR/PR	Wayne Heili, President and CEO
720-981-4588, ext. 238	307-265-2373
866-981-4588	866-981-4588
rich.boberg@ur-energyusa.com	wayne.heili@ur-energyusa.com

This release may contain "forward-looking statements" within the meaning of applicable securities laws regarding events or conditions that may occur in the future (e.g., timetables at Lost Creek; the ability to complete additional uranium sales agreements and on what terms; successful implementation of the growth strategy of the Company; receipt of (and related timing of) the Record of Decision of the BLM related to the Lost Creek Plan of Operations; and the sustainability, timeline and future profitability of Lost Creek production) and are based on current expectations that, while considered reasonable by management at this time, inherently involve a number of significant business, economic and competitive risks, uncertainties and contingencies. Factors that could cause actual results to differ materially from any forward-looking statements include, but are not limited to, capital and other costs varying significantly from estimates; failure to establish estimated resources and reserves; the grade and recovery of ore which is mined varying from estimates; production rates, methods and amounts varying from estimates; delays in obtaining or failures to obtain required governmental, environmental or other project approvals; inflation; changes in exchange rates; fluctuations in commodity prices; delays in development and other factors. Readers should not place undue reliance on forward-looking statements. The forward-looking statements contained herein are based on the beliefs, expectations and opinions of management as of the date hereof and Ur-Energy disclaims any intent or obligation to update them or revise them to reflect any change in circumstances or in management's beliefs, expectations or opinions that occur in the future. Additional risks relating to Ur-Energy may be found in current and periodic reports filed by Ur-Energy with Canadian securities regulatory authorities on www.sedar.com and the US SEC at http://www.sec.gov/edgar.shtml.